July 28, 2016
Via EDGAR
Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, N.E.
Washington, DC 20549

Re:	Globus Medical, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 001-35621
Dear Mr. Cascio:
This letter is being submitted in response to the comments given by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to Daniel T. Scavilla, Senior Vice President and Chief Financial Officer of Globus Medical, Inc. (“Globus”), dated July 15, 2016, with respect to Globus’s Form 10-K for the fiscal year ended December 31, 2015.
For your convenience, we have set forth each comment in italicized typeface and included each response below the relevant comment.
Form 10-K for Fiscal Year Ended December 31, 2015
Item 7. Management’s Discussion of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 61

1.
We note that your non-GAAP measures, adjusted EBITDA and non-GAAP diluted earnings per share, exclude certain normal, recurring, operating items such as your provision (recoveries) for litigation and costs arising from acquisitions, which may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review that guidance when preparing your future filings and earnings releases.

Response: We have reviewed the Compliance and Disclosure Interpretations issued on May 17, 2016 (the “New C&DIs”) and will evaluate our disclosures accordingly when preparing future filings and earnings releases. We believe that adjusted EBITDA and non-GAAP diluted earnings per share calculations are consistent with the New C&DIs and are valuable disclosures as they make it easier for investors to compare financial performance in periods that contain large and unusual items such as litigation settlements and cost arising from acquisitions that can vary significantly in the periods presented. We do evaluate which fees are normal, recurring operating expenses and do not include those in the adjustment. For example, the provision

Mr. Brian Cascio
United States Securities and Exchange Commission
July 28, 2016

(recoveries) for litigation generally only includes probable or actual litigation settlements, verdicts, etc. In future filings, we will provide examples of expenses that are components of the adjustments such as the following 6/30/16 10-Q disclosure:
“Provision for litigation represents costs incurred for litigation settlements or unfavorable verdicts when the loss is known or considered probable and the amount can be reasonably estimated, or in the case of a favorable settlement, when income is realized. Acquisition related items represents the change in fair value of business acquisition related contingent consideration; costs related to integrating recently acquired businesses including but not limited to costs to exit or convert contractual obligations, severance, and information system conversion; and specific costs related to the consummation of the acquisition process such as banker fees, legal fees, and other acquisition related professional fees."

2.
You present adjusted EBITDA as a percentage of sales without also presenting the comparable GAAP measure. It appears that your presentation gives more prominence to the non-GAAP measure which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review that guidance when preparing your future filings and earnings releases.

Response: In future filings, we will add Net Income as a percentage of sales to our disclosure to ensure that adjusted EBITDA is not given more prominence than Net Income, a GAAP financial measure. Below is our 6/30/16 10-Q disclosure:
The following is a reconciliation of net income to Adjusted EBITDA for the periods presented:

	Three Months Ended		Six Months Ended
(In thousands, except percentages)	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Net Income	$25,806	$24,054	$53,816	$48,702
Interest income, net	(602)	(278)	(1,098)	(556)
Provision for income taxes	12,530	13,417	28,131	26,942
Depreciation and amortization	7,022	5,905	13,698	11,579
EBITDA	44,756	43,098	94,547	86,667
Stock-based compensation expense	2,920	2,538	5,690	4,669
Provision for litigation	3,056	374	3,056	406
Acquisition related items	(519)	730	155	1,314
Adjusted EBITDA	$50,213	$46,740	$103,448	$93,056

Net income as a percentage of sales	18.8%	18.0%	19.4%	18.4%
Adjusted EBITDA as a percentage of sales	36.5%	35.0%	37.4%	35.1%

3.
We note that in reconciling non-GAAP diluted earnings per share to the comparable GAAP measure you present the adjustments net of tax, which is inconsistent with Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review that guidance when preparing your future filings and earnings releases.

Response: In future filings and earnings releases, we will present the adjustments on a gross basis and show income taxes as a separate adjustment with a clear explanation. Below is our 6/30/16 10-Q disclosure:

Mr. Brian Cascio
United States Securities and Exchange Commission
July 28, 2016

“In addition, for the period ended June 30, 2016 and for other comparative periods, we are presenting non-GAAP net income and non-GAAP Diluted Earnings Per Share, which represents net income and diluted earnings per share excluding the provision for litigation, acquisition related items, and adjusted for the tax effects of such adjustments. We believe these non-GAAP measures are also useful indicators of our operating performance, and particularly as additional measures of comparative operating performance from period to period as they remove the effects of litigation, acquisition related items, and adjusted for tax affects of such adjustments, which we believe is not reflective of underlying business trends.”

“The following is a reconciliation of net income computed in accordance with U.S. GAAP to non-GAAP net income for the periods presented.”

	Three Months Ended		Six Months Ended
(In thousands)	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Net income	$25,806	$24,054	$53,816	$48,702
Provision for litigation	3,056	374	3,056	406
Acquisition related items	(519)	730	155	1,314
Tax effect of adjusting items	(847)	(398)	(1,072)	(614)
Non-GAAP net income	$27,496	$24,760	$55,955	$49,808
“The following is a reconciliation of Diluted Earnings Per Share as computed in accordance with U.S. GAAP to non-GAAP Diluted Earnings Per Share for the periods presented.”

	Three Months Ended		Six Months Ended
(Per share amounts)	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Diluted earnings per share, as reported	$0.27	$0.25	$0.56	$0.51
Provision for litigation	0.03	—	0.03	—
Acquisition related items	(0.01)	0.01	—	0.01
Tax effect of adjusting items	(0.01)	—	(0.01)	(0.01)
Non-GAAP diluted earnings per share*	$0.29	$0.26	$0.58	$0.52
* amounts might not add due to rounding

4.
On page 63 you disclose the percentage change in Revenues and in Net Income measured in constant currencies. Although you also present the GAAP amount and GAAP calculated percentage change, since you do not also present the constant currency amount an investor is not able to determine how the constant currency percentage change is calculated. Please revise your presentation in future filings to provide quantified reconciliations to the comparable change measured according to GAAP or to clearly show the calculations of the constant currency percentage change. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 104.06 of the Compliance and Disclosure Interpretations.

Response: In future filings, we will add the constant currency amount and revise the description of the constant currency calculation to clearly describe how we determine the exchange rates used in measuring constant currency amounts, including the period of the rates being used, to make the presentation clearer to the investor. Below is our 6/30/16 10-Q disclosure:

Mr. Brian Cascio
United States Securities and Exchange Commission
July 28, 2016

“Furthermore, the non-GAAP measure of constant currency sales growth is calculated by translating current year sales at the same average exchange rates in effect during the applicable prior year period. We believe constant currency sales growth provides insight to the comparative increase or decrease in period sales, in dollar and percentage terms, excluding the effects of fluctuations in foreign currency exchange rates.

Below is a reconciliation of sales growth as reported in accordance with U.S. GAAP compared to constant currency sales growth for the periods presented.”

	Three Months Ended		Reported Sales Growth	Currency Impact on Current Period Sales	Constant Currency Sales Growth
(In thousands, except percentages)	June 30, 2016	June 30, 2015
United States	$124,716	$121,487	2.7%	—	2.7%
International	12,773	12,083	5.7%	$(287)	8.1%
Total sales	$137,489	$133,570	2.9%	$(287)	3.1%

	Six Months Ended		Reported Sales Growth	Currency Impact on Current Period Sales	Constant Currency Sales Growth
(In thousands, except percentages)	June 30, 2016	June 30, 2015
United States	$252,276	$241,470	4.5%	—	4.5%
International	24,477	23,704	3.3%	$(823)	6.7%
Total sales	$276,753	$265,174	4.4%	$(823)	4.7%

5.
Your disclosure on page 63 that you define the non-GAAP measures of sales and net income on a constant currency basis as the current and prior period sales and net income translated at the “same predetermined exchange rate” is unclear. Please revise your presentation in future filings to clearly describe how you determine the exchange rates used in measuring constant currency amounts, including the dates or period of the rates being used.

Response: In future filings, we will revise the description of the constant currency calculation to clearly describe how we determine the exchange rates used in measuring constant currency amounts, including the period of the rates being used, to make the presentation clearer to the investor. The following is our 6/30/16 10-Q disclosure:
“Furthermore, the non-GAAP measure of constant currency sales growth is calculated by translating current year sales at the same average exchange rates in effect during the applicable prior year period.”

Item 8. Financial Statements
Note 2. Acquisitions, page 86

6.
With respect to the BMG acquisition, in future filings please describe the nature of the deferred consideration, the terms and manner of settlement and the accounting applied. Refer to ASC 805-30 and ASC 850-10-50.

Response: With respect to the BMG acquisition, in future filings, we will describe the nature of the deferred consideration, the terms and manner of settlement and the accounting applied. The following is our 6/30/16 10-Q disclosure:

Mr. Brian Cascio
United States Securities and Exchange Commission
July 28, 2016

“On February 25, 2015, we entered into an agreement to acquire Branch Medical Group, Inc. (“BMG”), a related-party manufacturer of high precision medical devices located in Audubon, PA. We closed this acquisition on March 11, 2015, for $57.0 million in cash, $5.3 million in deferred consideration, and $0.9 million of closing working capital adjustments. The amount payable to BMG on the date of acquisition of $5.2 million was also settled in connection with the acquisition. The deferred consideration was a holdback of a portion of the sale price, to allow time to properly account for all working capital adjustments in the event of an unfavorable adjustment to the sellers. The full holdback amount of $5.3 million was paid in cash in July 2016.”

Note 3. Intangible Assets, page 91

7.
We see that the carrying amount of In-process Research and Development is unchanged from the date of the most recent addition which occurred during the year ended December 31, 2013. Please describe to us the principal components of the asset, the status of the underlying projects and the factors you have considered in concluding that the carrying amount continues to be recoverable.

Response: The principal components of the IPR&D are $20.5M for the Excelsius acquisition in December 2013 and $4.1M for the Facet acquisition in January 2011. These projects are still under development and not commercialized and will remain indefinite-lived assets until the completion (or abandonment) of the associated research and development efforts which are expected to be in 2016 for the Excelsius robot following an FDA submission and in 2020-2021 for Facet following an in-process clinical trial and/or another planned clinical trial utilizing a combination of two products.
Note 5. Fair Value Measurements, page 93

8.
In future filings please disclose the specific valuation techniques and inputs used in measuring the fair values of the investment securities classified as Level 2 in your disclosure. Refer to ASC 820-10-50-2bbb.

Response: In future filings, we will disclose the specific valuation techniques and inputs used in measuring the fair values of the investment securities classified as Level 2. Below is our 6/30/16 10-Q disclosure:
“Our marketable securities are classified as Level 2 within the fair value hierarchy, as we measure their fair value using market prices for similar instruments and inputs such as actual trade data, benchmark yields, broker/dealer quotes and other similar data obtained from quoted market prices or independent pricing vendors.”

Mr. Brian Cascio
United States Securities and Exchange Commission
July 28, 2016

In addition, Globus understands and hereby acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosures in our SEC filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to our SEC filings; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at 610-930-1800 extension 1915 if you should have any questions or comments with regard to these responses.
Sincerely,

Globus Medical, Inc.

/s/ Daniel T. Scavilla
Daniel T. Scavilla
Senior Vice President and Chief Financial Officer

Globus Medical, Inc.
Valley Forge Business Center
2560 General Armistead Avenue
Audubon, PA 19403

cc:	Andri Carpenter
Gary Todd
Caleb French
Geoff Kruczek
Benjamin R. Wills